Exhibit 3.1

EXECUTION VERSION

ARTICLES SUPPLEMENTARY

BEHRINGER HARVARD REIT I, INC.

SERIES A PARTICIPATING, VOTING, CONVERTIBLE PREFERRED STOCK

($0.0001 PAR VALUE)

BEHRINGER HARVARD REIT I, INC., a Maryland corporation (the “Company”), hereby certifies to the State Department of Assessments and Taxation of Maryland pursuant to Section 2-208 of the Maryland General Corporation Law that:

FIRST:  Pursuant to authority expressly vested in the Board of Directors of the Company (the “Board”) by Article V, Section 5.3 of the Ninth Articles of Amendment and Restatement of the Company (the “Charter”), the Board has classified 10,000 shares of the authorized but unissued preferred stock of the Company, $0.0001 par value per share (“Preferred Stock”), as Series A participating, voting, convertible preferred stock (the “Series A Preferred Stock”) and the same hereby are established, and the issuance of such shares authorized, such Series A Preferred Stock to have the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption, as follows, which, upon any restatement of the Charter, shall become part of Article V of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof:

Series A participating, voting, convertible preferred stock, $0.0001 par value per share

The defined terms used in the following sections, other than those specifically defined therein, shall have the meanings set forth in Section 8.

SECTION  1.     DESIGNATION AND NUMBER.  A series of Preferred Stock designated as the “Series A participating, voting, convertible preferred stock” is hereby established and the number of shares constituting the series shall be 10,000, which may be issued in fractions of a share.

SECTION  2.     DISTRIBUTION RIGHTS.  If the Company declares, pays or sets apart for payment any dividend on any share of Common Stock (other than stock dividends payable in shares of Common Stock), then at the time such dividend is declared, paid or set apart, the Company shall simultaneously declare, pay or set apart for payment a dividend on each issued and outstanding share of Series A Preferred Stock, with payment to be in the same form as is being paid to the holders of Common Stock and in an amount as if one share of Series A Preferred Stock equaled one share of Common Stock.  Such dividend will be paid to the holders of record of Series A Preferred Stock at the close of business on the date specified by the Board and paid to such holders on the date specified by the Board, which shall be on or prior to the payment date for the applicable dividend on Common Stock.  If the holders of Series A Preferred Stock are treated as receiving any amount as a consent dividend or as a deemed dividend, for federal income tax purposes, the Company shall at such time declare cash dividends to, and shall distribute to, the holders of Series A Preferred Stock sufficient cash to pay tax (at an assumed combined federal and state rate of 50%) on the total of all dividends subject to tax to such holders (including any taxable amount of the cash dividend required under this provision).

SECTION  3.     LIQUIDATION.  In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to its stockholders, or there shall be set apart out of such assets of the Company for the holders of Series A Preferred Stock, whether from capital, surplus or earnings, before any distribution is made to holders of shares of Junior Stock, liquidating distributions in an amount equal to $10.00 per share (the “Liquidation Preference”).  The holders of Series A Preferred Stock, upon liquidation, dissolution or winding up, shall not be entitled to receive the Liquidation Preference until the liquidation preference of all shares of Senior Stock shall have been paid in full or a sum set apart sufficient to provide for such payment.  If, upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the shares of the Series A Preferred Stock and any Parity Stock are insufficient for payment to be made in full, the holders of shares of the Series A Preferred Stock and the Parity Stock shall share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled.  After receipt of the full amount of the Liquidation Preference, the holders of shares of the Series A Preferred Stock shall not be entitled to any further participation in any distribution of assets by the Company upon liquidation, dissolution or winding up.  For the purposes hereof, neither a consolidation, nor a merger of the Company with another person, nor a sale or transfer of all or part of its assets for cash or securities, shall be considered a liquidation, dissolution or winding up of the Company.  In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock of the Company or otherwise, is permitted under the Maryland General Corporation Law, amounts that would be needed, if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of holders of shares of the Series A Preferred Stock shall not be added to the Company’s total liabilities.

SECTION  4.     VOTING RIGHTS.  The holders of shares of Series A Preferred Stock shall have only the following voting rights:

(a)      Each share of Series A Preferred Stock shall entitle the holder thereof to one (1) vote on all matters submitted to a vote of the holders of the Series A Preferred Stock or the Common Stock.

(b)      Except as otherwise provided herein, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock shall vote together as a single class on all matters submitted to a vote of the holders of Common Stock.

(c)      The affirmative vote of the Required Holders, voting together as a single class for such purposes, shall be required for (i) the adoption of any amendment, alteration or repeal of these Articles Supplementary and the terms of the Series A Preferred Stock set forth herein, that adversely changes or has the effect of adversely altering the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions or qualifications of the shares of Series A Preferred Stock, or (ii) the adoption of any amendment, alteration or repeal of any other provisions of the Charter that materially adversely changes or has the effect of materially adversely altering the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions or qualifications of the shares of Series A Preferred Stock, (it being understood that an increase in the number of directors on the Board is not, by itself, an adverse change referred to in the foregoing clause (i) or (ii)).

SECTION  5.     AUTHORIZATION AND ISSUANCE OF OTHER SECURITIES.  The Board shall not have the right to increase or decrease the number of shares that are classified as Series A Preferred Stock or to authorize the issuance of or to classify or reclassify any unissued shares of stock of the Company into, additional shares of Series A Preferred Stock.

SECTION  6.     CONVERSION.

(a)      TRIGGERING EVENT.  All shares of Series A Preferred Stock then outstanding will convert into Common Stock (i) automatically, in connection with a Listing Event, (ii) automatically, upon a Change of Control, or (iii) automatically, upon election by the Required Holders during the period beginning on the Effective Date and ending at the close of business on the fifth anniversary of the Effective Date (each a “Triggering Event”).

(b)      CONVERSION RATE.  Upon a Triggering Event, each share of Series A Preferred Stock shall convert into shares of Common Stock at a rate equal to (i) the Conversion Value Per Share of Series A Preferred Stock, divided by (ii) the Conversion Common Stock Value (provided, however, that, for purposes of this clause (ii) only, Estimated Per Share Value shall be calculated in Section 8(d)(i) assuming the conversion of all shares of Series A Preferred Stock outstanding immediately prior to such Triggering Event, and assuming the net asset value is not decreased by the Liquidation Preference referred to in Section 6(c)(i)), in each case as applicable with respect to such Triggering Event.

(c)      ESTIMATED PER SHARE VALUE.  The Company shall determine the Estimated Per Share Value with respect to the Common Stock at least once per calendar year and, if determined only once in any calendar year, such determination must be made during the fourth quarter of 2012 and of each subsequent year until the occurrence of a Triggering Event. In addition, the Estimated Per Share Value shall be calculated, for the purposes of Sections 8(d)(i), 8(j)(i)(A)(2) and 8(j)(i)(B), on (i) a net asset value basis (i.e., net of liabilities and, except as set forth in Section 6(b)(ii), net of the aggregate Liquidation Preference that the then outstanding Series A Preferred Stock would be entitled to receive in connection with a liquidation of the Company), and (ii) except as set forth in Section 6(b)(ii), the assumption that the Series A Preferred Stock is not outstanding.

The Company shall promptly publicly disclose each such Estimated Per Share Value in a Form 8-K, by press release or otherwise.  The Required Holders may request that the Company obtain an appraisal of the Estimated Per Share Value or the Company may voluntarily obtain an appraisal of the Estimated Per Share Value (1) with respect to any determination of the Estimated Per Share Value, if the Company has not determined such Estimated Per Share Value using an independent appraiser, and (2) if the Company has not determined the Estimated Per Share Value using an independent appraiser during the six month period prior to the Triggering Event.  In such event, each of the Company, on the one hand, and the Required Holders, on the other hand, shall name one appraiser and the two named appraisers shall promptly agree in good faith to the appointment of one other appraiser, whose determination of such Estimated Per Share Value shall be final and binding.  The cost of such appraisal shall be paid by the Company.

(d)      ACCRUED AND UNPAID DIVIDENDS.  Upon conversion, holders of shares of Series A Preferred Stock shall not be entitled to receive payment of any declared, set apart or otherwise unpaid dividends with respect to the shares of Series A Preferred Stock being converted, except with respect to any dividend contemplated by the final sentence of Section 2.

(e)      CONVERSION PROCEDURE.

(i)      Conversion of the Series A Preferred Stock upon election of the Required Holders pursuant to Section 6(a)(iii) shall be effected by delivery to the Company by the Required Holders of a written notice stating the election of such holders to convert the Series A Preferred Stock.  In the event the notice shall specify any name or names other than that of the converting holder, the notice shall be accompanied by documents confirming ownership, reflecting compliance with the securities laws and, if applicable, payment of all transfer taxes payable upon issuance of the shares of Common Stock in such name or names.  Other than such taxes, the Company shall pay any and all issuance and other taxes (excluding taxes based on income) that may be payable with respect to the issuance and/or delivery of shares of Common Stock on conversion of Series A Preferred Stock.  As promptly as practicable (but in no event more than 5 days, or within 5 days after the completion of any appraisal requested by the Required Holders or obtained by the Company, as applicable, pursuant to Section 6(c)) after receipt by the Company of the written notice of conversion from the Required Holders, the Company shall (i) deliver notice of conversion of the Series A Preferred Stock to all holders thereof, and (ii) if the notice shall (or another recipient shall) specify any name or names other than that of the converting holder, the requisite documents confirming ownership, reflecting compliance with the securities laws and payment of all transfer taxes required to be paid hereunder by the converting holder (or the demonstration to the satisfaction of the Company that such taxes have been paid or are not applicable), the Company shall deliver or cause to be delivered the number of validly issued, fully paid and nonassessable whole shares (that is, any fraction of a share a holder would otherwise be entitled to receive shall be rounded up to the nearest whole share) of Common Stock to which each converting holder or other recipient shall be entitled pursuant to Section 6(b) hereof.

(ii)      A conversion upon election of the Required Holders pursuant to Section 6(a)(iii) shall be deemed effective immediately prior to the open of business on the date of the respective written notice to the Company.  However, the Required Holders may specify conversion upon a future date or event, such as the fifth anniversary of the Effective Date.  Upon conversion, the rights of the converting holder with respect to the shares being converted shall terminate, except for the right to receive the shares of Common Stock issuable upon conversion, and the person entitled to receive the shares of Common Stock so issuable shall be treated for all purposes as having become the record holder of such shares of Common Stock at the time of issuance.  In the event the written notice for conversion is delivered on a day the transfer books of the Company for its Common Stock are closed, the conversion shall be deemed to have occurred upon the close of business on the first immediately preceding date on which such transfer books are open.

(iii)      In connection with any Listing Event or Change of Control, the Company shall deliver or cause to be delivered the number of validly issued, fully paid and nonassessable whole shares (that is, any fraction of a share a holder would otherwise be entitled to receive shall be rounded up to the nearest whole share) of Common Stock to which each holder of Series A Preferred Stock shall be entitled pursuant to Section 6(b) hereof or, if applicable with respect to a Change of Control, the amount of securities, cash or other property to which each holder of Series A Preferred Stock shall be entitled pursuant to Section 6(e)(vii), as promptly as practicable (but in no event more than 5 days after the earliest day upon which the number of whole shares of Common Stock or securities, cash or other property can be determined).

(iv)      Upon the vote or written consent of the Required Holders, voting together as a class, all then outstanding shares of Series A Preferred Stock shall be converted into Common Stock at the then applicable Conversion Rate.

(v)      The shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, when issued in accordance with the terms hereof, are hereby declared to be, and shall be, validly issued, fully paid and nonassessable shares of Common Stock in the hands of the holders thereof.

(vi)      In connection with any Triggering Event, if the Conversion Value Per Share of Series A Preferred Stock is zero, the Series A Preferred Stock will be automatically deemed cancelled without further consideration and shall cease to be outstanding.

(vii)      Notwithstanding Section 6(b) hereof, if, in connection with a Change of Control, the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property, then, in connection with any such Change of Control, each share of Series A Preferred Stock shall be convertible, in lieu of Common Stock, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock into which such share of Series A Preferred Stock would have been convertible into in connection with such Change of Control would have been entitled to receive pursuant to such Change of Control.

(f)      NO FRACTIONAL SHARES.  No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon conversion of shares of the Series A Preferred Stock but, in lieu thereof, any fractional interest shall be rounded up to the next whole share (on a holder by holder basis).

(g)      FUNDAMENTAL CHANGE.  In the event of any Fundamental Change, the Company or the successor or purchasing business entity shall provide that the holders of each share of Series A Preferred Stock then outstanding shall, in connection with such Fundamental Change, receive shares, or fractions of shares, of capital stock that the Board has determined in good faith to have at least equivalent economic value and opportunity and other rights as the Series A Preferred Stock following such Fundamental Change. The provisions of this Section 6(g) shall similarly apply to successive Fundamental Changes.

(h)      RESERVATION OF SHARES.  The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Stock, such number of shares of Common Stock, free of preemptive rights, as shall be sufficient to effect the conversion of all shares of Series A Preferred Stock from time to time outstanding.  The Company shall, from time to time, in accordance with the laws of the State of Maryland, use its best efforts to increase the authorized number of shares of Common Stock if, at any time, the number thereof shall not be sufficient to permit the conversion of all the then outstanding shares of Series A Preferred Stock.  If any shares of Common Stock required to be reserved for conversion of shares of Series A Preferred Stock need to be registered with, or approved by, any governmental authority under any federal or state law before such shares may be issued upon conversion, the Company shall, in good faith and as expeditiously as possible, endeavor to cause such shares to be duly registered or approved, as the case may be.  If the Common Stock is listed on a national securities exchange, the Company shall, in good faith and as expeditiously as possible, if permitted by the rules of such exchange, endeavor to list and keep listed on such exchange, upon official notice of issuance, all shares of Common Stock issuable upon conversion of shares of the Series A Preferred Stock.

SECTION  7.     REDEMPTION.  At any time after the fifth anniversary of the Effective Date, the Company may redeem all, and not less than all, of the then outstanding shares of Series A Preferred Stock (excluding any shares of Series A Preferred Stock for which a Triggering Event has occurred, regardless of whether the consummation of conversion upon such Triggering Event has occurred or is pending) at a price per share of Series A Preferred Stock equal to the Liquidation Preference plus declared and unpaid dividends thereon (the “Redemption Price”).  At least 15 but not more than 35 days prior to the date specified for redemption (the “Redemption Date”), the Company shall give written notice to each holder of record of Series A Preferred Stock notifying such holder of the redemption and specifying the Redemption Price and the Redemption Date.  Any shares of Series A Preferred Stock redeemed pursuant to this Section 7 or otherwise acquired by the Company in any manner whatsoever shall be canceled and shall become authorized but unissued shares of Preferred Stock without designation as to class or series.

SECTION  8.     DEFINITIONS.  For purposes hereof, the following terms shall have the meanings indicated:

(a)      “Business Day” shall mean any day other than a Saturday, a Sunday, or a day on which commercial banks in New York City are authorized or required by law or executive order to close, or a day which is, or is declared to be, a national or New York State holiday.

(b)      “Change of Control” shall mean, with respect to the Company, any event or series of related events (including, without limitation, any issuance, transfer or other disposition of shares of Equity Stock of the Company, merger, share exchange or consolidation) after which (a) any person or Group is or becomes the “beneficial owner” (as defined in Rule 13d-3 of the Securities Exchange Act of 1934), directly or indirectly, of Equity Stock representing greater than 50% of the combined voting power of the then outstanding Equity Stock of the Company and (b) the beneficial owners, directly or indirectly, of Equity Stock of the Company immediately prior to such event or series of related events have less than 50% of the combined voting power of the surviving entity (or its parent company) after such event or series of events. In addition, any event that causes, directly or indirectly, any person or Group other than the Company to become the beneficial owner of greater than 50% of the outstanding economic interests in the Operating Partnership shall be deemed a Change of Control of the Company.

(c)      “Common Stock” shall mean the common stock, $0.0001 par value per share, of the Company.

(d)      “Conversion Common Stock Value” shall mean: (i) in the case of conversion of Series A Preferred Stock upon election of the Required Holders pursuant to Section 6(a)(iii), the then most recent Estimated Per Share Value (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Common Stock after the date of determination of such Estimated Per Share Value) as of the date of such election, except that, to the extent the Company (or one of its Affiliates) has sold any property included in the determination of such Estimated Per Share Value, the gross sale price of each such property shall be substituted for the estimated value of such property included in such Estimated Per Share Value; (ii) in the case of a Listing Event, the average daily closing price of the Common Stock for a 30 trading day period (the “Measurement Period”) commencing on the first trading day after the date that is the 180th day following the later to occur of (A) the Listing Event and (B) the expiration of any applicable lock-up period entered into by any existing holder or holders of Common Stock of not less than five (5) percent of the then outstanding Common Stock to facilitate the orderly listing of the Common Stock in public markets in connection with the Listing Event; provided, however, that, if a Change of Control shall occur prior to the end of such Measurement Period, the Conversion Common Stock Value shall be determined in accordance with clause (iii) of this sentence; and (iii) in the case of a Change of Control, the value per share of Common Stock established thereby or, if the value per share of Common Stock is not established in connection with such Change of Control, the value per share that the Board shall in good faith determine in connection with such Change of Control, if applicable, based on the value of the consideration paid for or with respect to or by extension to the Common Stock in connection therewith.

(e)      “Conversion Company Value” shall mean (i) the Conversion Common Stock Value multiplied by (ii) the Effective Date Outstanding Shares.

(f)      “Conversion Value Per Share of Series A Preferred Stock” shall mean the result of: (i) 10.0 percent (0.10) of the excess, if any, of (A) (1) Conversion Company Value plus (2) total distributions in excess of the Current Distribution Rate on the Effective Date Outstanding Shares following the Effective Date and through the date of the Triggering Event (or, in the case of a Listing Event, through the date of the issuance of Common Stock upon the conversion of the Series A Preferred Stock) over (B) the Effective Date Value; divided by (ii) the number of shares of Series A Preferred Stock outstanding on the date of the Triggering Event; and, in the case of a Triggering Event based upon a Listing Event or Change of Control only, multiplied by (iii) 110 percent (1.10); provided, however, that if a listing application or securities registration statement has been filed in anticipation of a Listing Event, or a Change of Control has been announced, in either case, prior to the fifth anniversary of the Effective Date, and such Listing Event has not occurred or Change of Control has not been closed, then the Conversion Value Per Share of Series A Preferred Stock, in connection with an exercise of conversion on such date, will be determined in connection with such subsequent Listing Event (and the subsequent Measurement Period) or as of the date of closing of such Change of Control (or other Change of Control that arises in response to such first Change of Control); provided, further, however, that if such Listing Event or Change of Control does not occur within 270 days following the fifth anniversary of the Effective Date, then the Series A Preferred Stock shall be converted on the same basis as if the holder had elected to convert the Series A Preferred Stock on the fifth anniversary of the Effective Date.  If the amount of clause (A) above is equal to, or less than, the amount of clause (B) above, then the Conversion Value Per Share of Series A Preferred Stock shall be equal to zero.

(g)      “Current Distribution Rate” shall mean, on an annual basis, $0.10 per share of Common Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Common Stock after the Effective Date).

(h)      “Effective Date” shall mean August 31, 2012.

(i)      “Effective Date Outstanding Shares” shall mean 298,477,851.3007 shares of Common Stock (as appropriately adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Common Stock after the Effective Date).  For the avoidance of doubt, shares of Common Stock issuable upon the exercise or payment of stock options, warrants, rights and other equity securities with respect to which shares of Common Stock have not actually been issued prior to the Effective Date, including the Series A Preferred Stock and any shares of Common Stock issuable upon conversion of the Series A Preferred Stock, shall not be deemed outstanding for this purpose.

(j)      “Effective Date Value” shall mean the aggregate value of all Effective Date Outstanding Shares, determined by multiplying: (i) the higher of (A) the average of (1) $4.64 (as appropriately adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Common Stock after the Effective Date and prior to the date the Estimated Per Share Value is next publicly reported) and (2) the publicly reported Estimated Per Share Value next publicly reported after the Effective Date; and (B) the Estimated Per Share Value of the Common Stock next publicly reported after the Effective Date; by (ii) 298,477,851.3007 (as appropriately adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Common Stock after the Effective Date and prior to the date the Estimated Per Share Value is next publicly reported).

(k)      “Equity Stock” shall mean all classes or series of stock of the Company that the Company shall have authority to issue.

(l)      “Estimated Per Share Value” shall mean the estimated per share value of Common Stock calculated in accordance with Section 6(c).

(m)      “Fundamental Change” shall mean the occurrence of any transaction or event or series of transactions or events resulting in the reclassification or recapitalization of the outstanding Common Stock (except a change in par value, or from no par value to par value, or subdivision or other split or combination of the shares of Common Stock), or the occurrence of any consolidation or merger to which the Company is a party, except a merger in which the

Company is the surviving corporation and which does not result in any such reclassification or recapitalization, in each case other than a Change of Control.

(n)      “Group” means any person, or any two or more persons acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and all Affiliates of such person or persons.

(o)      “Junior Stock” means the Common Stock and any other class or series of stock of the Company that by its terms is junior to the Series A Preferred Stock with respect to liquidation, dissolution and winding up.

(p)      “Listing Event” shall mean the listing of any Equity Stock of the Company on a national securities exchange.  Upon such listing, such shares of Equity Stock shall be deemed “listed.”

(q)      “Operating Partnership” shall mean Behringer Harvard Operating Partnership I LP.

(r)      “Parity Stock” shall mean any class or series of shares entitled by the terms thereof to amounts distributable upon liquidation, dissolution or winding up, as the case may be, in proportion to their respective liquidation amounts, without preference or priority of one over the other as between the holders of such shares and the holders of shares of Series A Preferred Stock.

(s)      “Required Holders” shall mean the holders of a majority of the then outstanding shares of Series A Preferred Stock.

(t)      “Senior Stock” shall mean any class or series of stock of the Company entitled by the terms thereof to the receipt of amounts payable upon liquidation, dissolution or winding up, as the case may be, in preference to the Series A Preferred Stock.

(u)      “Trading Day” shall mean any day on which the New York Stock Exchange is open for trading whether or not the Common Stock is then listed on the New York Stock Exchange and whether or not there is an actual trade of Common Stock on any such day.

SECOND:    These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

THIRD:    These Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Articles Supplementary for record.

FOURTH:    The undersigned acknowledges these Articles Supplementary to be the corporate act of the Company and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

FIFTH:  The Board has adopted a resolution authorizing the Chairman of the Special Committee to sign these Articles Supplementary.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Behringer Harvard REIT I, Inc. has caused these Articles Supplementary to be executed under the seal in its name and on its behalf by the Chairman of the Special Committee of its Board of Directors, and attested to by its Secretary, this 31st day of August, 2012.

BEHRINGER HARVARD REIT I, INC.

	By:	/s/ Charles G. Dannis
		Name:	Charles G. Dannis
		Title:	Chairman of the Special Committee

Attest:

/s/ Telisa Webb Schelin
Telisa Webb Schelin
Secretary

[Signature Page to the Articles Supplementary]